Exhibit (h)(1)

Amendment #1

To Agreement for Transfer Agent Servicesand

Accounting and Administration Services

Parnassus Investments (“PI”) amends the fees payable for Accounting and Administration, Item #5, under the Agreement for Transfer Agent Services and Accounting and Administration Services between PI and The Parnassus Fund (“Fund”), dated March 25, 2004, to be as follows:

For accounting and administration services, the Fund has entered into a joint agreement with the Parnassus Income Trust (the “Trust”) for PI to provide accounting and administration services. For the period August 1, 2004 to April 30, 2005, the Fund and the Trust agree to pay PI as follows:

Complex Wide Net Assets	Annual Fees
First $500 Million	8.0 basis points
Next $500 Million	7.0 basis points
Over $1 billion	5.0 basis points
Minimum Annual Complex Fee	$ 500,000.00

The fees are to be divided between the Fund and the Trust based on their respective net assets, determined at each month-end. The Fund also agrees to reimburse PI for all out-of-pocket expenses including but not limited to portfolio-pricing services. PI agrees to waive that portion of its fee that would cause the Fund to exceed its legal expense limitations.

For The Parnassus Income Trust:	For Parnassus Investments:
/s/ Richard D. Silberman	/s/ Jerome L. Dodson
Richard D. Silberman, Secretary	Jerome L. Dodson, President
Date: August 1, 2004	Date: August 1, 2004